FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For September, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: September 16, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101 – 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Third Quarter Financial Results

Calgary, Alberta, November 15, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and nine months ended September 30, 2004.

FINANCIAL HIGHLIGHTS

  For the three months ended September 30, 2004, gross revenue was $8,019,911, or 37% higher than the $5,866,806 recorded a year ago. Gentry’s gross revenue for the nine months ended September 30, 2004 was $22,523,951, 25% higher than the $17,984,259 in the comparative period of 2003.

  For the three months ended September 30, 2004 cash flow was $3,870,522 ($0.11 per share) up 41% from $2,741,651 ($0.11 per share) in the comparative three month period. Cash flow for the first nine months of 2004 was $10,355,735 ($0.34 per share), 31% higher than $7,916,576 ($0.33 per share) in the same period of 2003.

  Net income in the third quarter of 2004 was up 81% to $1,114,741 ($0.03 per share) from $616,840 ($0.03 per share) in the third quarter of 2003. The Company’s net income for the nine months ended September 30, 2004 increased to $2,900,374 ($0.09 per share) from the $2,737,968 ($0.11 per share) recorded in the first nine months of 2003.

  Gentry’s capital program for the most recent quarter was $23,231,544, well above the $8,873,821 spent in the third quarter of 2003. For the nine-month period ended September 30, 2004, Gentry’s capital expenditures were a record $32,306,410 versus $15,283,999 in the comparative period. The 2004 figures include $16.25 million for the recent acquisition of production and undeveloped lands in the Princess and Bantry areas of southern Alberta.

  The Company changed lending institutions in the third quarter and concurrently increased its credit facility to $25 million.  Gentry is in the process of increasing the facility to $35 million as a result of the Princess acquisition and recent drilling successes.

OPERATIONAL HIGHLIGHTS

  Average daily production for the third quarter of 2004 increased 16% to 2,100 boe/d from 1,810 boe/d recorded in the corresponding period in 2003.  Average daily production for the first nine months increased by 20% to 2,015 boe/d from 1,678 boe/d recorded in the comparative period of 2003.

  Current production is approximately 2,550 boe/d.  Production in the third quarter was constrained due to plant turnarounds in Red Willow and Princess, delays in tie-in programs at Whitecourt and Sedalia and gas capacity limits from the sour gas plant at Princess.

  Gentry achieved an 82% success rate (80% net) in its third quarter drilling program.  Of the 22 wells drilled, 12 (6.9 net) were cased for gas, six (3.1 net) were cased for oil and four wells (2.5 net) were abandoned.  These successful wells should all be on production by year-end.  For the nine months ended September 31, 2004, the Company achieved an 83% success rate (84% net) from 42 wells (25.4 net) drilled.

  On September 16th, Gentry closed a $16.25 million transaction with a major oil and gas royalty trust whereby Gentry acquired 155 sections (120 net) of “Grant Lands” in its Princess core area, plus approximately 275 boe/d of production.

  A Pekisko oil well drilled in the third quarter is expected to produce at initial rates in excess of 1,000 barrels of liquid per day with initial oil cuts of approximately 60% to 70%.  This new well has delineated a Pekisko oil pool, discovered late in the second quarter, and will be onstream by year-end.

  Two new Pekisko oil pools were recently discovered in Princess, one of which is located on the acquired grant lands.

  The Company is currently constructing a gas plant and 5.4 km pipeline to tie-in new reserves in the West Tide Lake area of Princess.  The gas facility is slated for completion prior to year-end. An estimated 500 boe/d of additional production derived from drilling programs undertaken in the second quarter will come onstream upon completion of the facility.

  Gentry drilled a significant discovery well in late September in the Whitecourt area of Alberta which intersected 13 meters net pay of sweet gas.  This well should be on production by the third week of December, pending the completion of a 500-meter pipeline by Gentry.

  With production from additional tie-in programs, added capacity at Princess, further drilling programs at Sedalia and Whitecourt, and the completion of facilities, the Company expects to exceed its exit rate target of 3,000 boe/d.

	Three months ended September 30			Nine months ended September 30
	2004	2003	change	2004	2003	change

Financial
Revenue	$8,019,911	$5,866,806	37%	$22,523,951	$17,984,259	25%
Cash flow	3,870,522	2,741,651	41%	10,355,735	7,916,576	31%
Per share – basic	0.11	0.11	-	0.34	0.33	3%
Per share – diluted	0.11	0.11	-	0.32	0.32	-
Net income	1,114,741	616,840	81%	2,900,374	2,737,968	6%
Per share – basic	0.03	0.03	-	0.09	0.11	(18)%
Per share – diluted	0.03	0.02	50%	0.09	0.11	(18)%
Net capital expenditures	23,231,544	8,783,821	164%	32,306,410	15,283,999	111%
Net debt	23,576,634	14,778,751	60%	23,576,634	14,778,751	60%
Shares outstanding, weighted average	33,893,115	24,078,422	41%	30,550,047	23,973,800	27%
Shares outstanding, diluted	35,128,031	25,087,606	40%	31,989,472	24,982,985	28%

Production
Oil & liquids (bbls/d)	808	857	(6)%	829	876	(5)%
Gas (mcf/d)	7,753	5,713	36%	7,114	4,812	48%
Barrels of oil equivalent	2,100	1,810	16%	2,015	1,678	20%

Average Prices
Oil & liquids per barrel	$46.76	$34.10	37%	$42.70	$37.18	15%
Gas per mcf	6.37	6.05	5%	6.58	6.92	(5)%
Barrel of oil equivalent	41.50	35.24	18%	40.81	39.25	4%

Operating Netbacks
Oil & liquids per barrel	$27.67	$18.80	47%	$23.82	$19.09	25%
Gas per mcf	4.20	3.94	7%	4.19	4.54	(8)%
Oil equivalent per boe	26.13	21.32	23%	24.61	23.01	7%

Cash Flow per boe	20.03	16.47	22%	18.76	17.29	9%
Net Income per boe	5.77	3.71	56%	5.25	5.98	(12)%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

The third quarter was very active, with the Company participating in the drilling of 22 wells (12.5 net).  This high level of activity is seen by the Company as the beginning of the harvest period for the past 18 months of significant investment in acquiring land, seismic and geological knowledge in the Company’s three core areas: Princess/Tide Lake of southern Alberta, Whitecourt of west central Alberta, and Sedalia/Oyen of east central Alberta.

The drilling program by core area shows the Princess/Tide Lake and Sedalia/Oyen areas garnered the bulk of the drilling activity with four wells (2.3 net) drilled at Princess/Tide Lake and seven wells (5.8 net) drilled at Sedalia.  Nine wells (3.4 net) were drilled in the Provost and Whitecourt areas of Alberta. Of the wells drilled during the quarter, 12 (6.9 net) were cased for gas, six (3.1 net) were cased for oil, and four wells (2.5 net) were abandoned. The Company achieved an 82% success rate (net 80%) in its third quarter drilling program.

For the nine months ended September 30, 2004, 42 wells (25.4 net) have been drilled, yielding 28 gas wells (18.2 net), six oil wells (3.1 net), seven dry holes (4.0 net) and one well (0.1 net) which is still being evaluated.  This resulted in an 83% success rate (84% net).

In mid-September, the Company closed a strategic transaction involving production and undeveloped lands in the Princess and Bantry areas of southern Alberta. The total consideration paid was $16.25 million. Under the terms of this transaction Gentry acquired approximately 275 boe/d of high quality production and reserves, which is already operated by Gentry, and 155 sections of undeveloped lands.  As a result of this transaction, Gentry controls 100% of its Nisku gas pool and the entire surrounding Nisku mineral rights in the Princess area.  In addition, Gentry controls approximately 50% of its Tilley Pekisko oil pool and associated gas and 75% of its West Tide Lake Pekisko oil pool, as well as all of the surrounding Pekisko rights.

To address some bottleneck issues at West Tide Lake, Gentry is building a sweet gas plant and  constructing a 5.4 km sweet gas pipeline into a third party sales line.  Gentry estimates this will allow an additional 2 mmcf/d net sweet gas production to come onstream in December and will also free up approximately 1 mmcf/d net capacity in the third-party operated sour gas system.  With the available space in the sour system, Gentry will have the ability to increase oil production and associated sour gas production from the Tilley Pekisko oil field.

By mid-January, the Company expects to have completed the construction of a large oil battery at its Tilley Pekisko oil field.  The battery will have the ability to handle 8,000 to 10,000 barrels of fluid per day, up from the current 3,000 barrels per day.  The additional fluid handling capacity will more than double Gentry’s oil production from the current rate of 250 bbls/d.  The battery will also allow additional wells to be drilled in the Tilley field.  To this end, Gentry plans to drill five development wells (2.5 net), which should help to further increase Gentry’s net oil production from the current pool.

Other production gains are expected once additional sour gas facilities are built in the Princess area for which advanced discussions and facility planning are already underway.  Gentry’s main sour gas production comes from its Nisku pool and production will increase once new sour capacity is constructed.  This facility is expected to be completed sometime in the first half of 2005 and will add 18 to 25 mmcf/d of much needed sour gas processing capacity.  The Company expects to nominate approximately 25% to 30% of the new plant’s capacity.  The plant will eliminate the remaining gas processing bottlenecks that Gentry and other companies have experienced in the Princess area.  This new production facility will also allow Gentry to produce its two Nisku gas wells (2.0 net) at a combined rate of 4 to 5 mmcf/d net, an increase of 2 to 3 mmcf/d net, and also allow the Company to explore for more Nisku gas in the Princess area.

The undeveloped land base acquired in the major transaction this summer solidifies Gentry’s position as a key player in the Princess/Bantry area.  The acreage acquired is “Grant Land”, and as such, has no expiration of the mineral rights.  These lands total 155 sections (99,200 acres) with an average working interest of 77% (120 net sections or 76,800 net acres) and are split between two land blocks.  The larger of the two is at Bantry, comprising 124 sections of land, of which the Company owns an average of 75% or 93 net sections (59,520 net acres).  The mineral interests held on these lands include rights below the basal Mannville.

Outlook

By year end, Gentry expects to spud its first well into the Bantry area land block.  The Company’s technical team has been evaluating the 3D seismic from this transaction and is very encouraged with the potential of the area.  Numerous seismic features similar to those that led to discoveries throughout the Princess area have already been identified.

Gentry anticipates drilling 16 wells (14 net) in the fourth quarter, with the bulk of this drilling expected to occur in the Princess area.

Since the beginning of the year, Gentry’s operated production has increased from 50% of total production to 65% and the long-term goal is to operate 85% of total production.  This anticipated increase in operated production would provide Gentry with steadily improving unit costs, which has become a focus for the Company.

The Company is forecasting production levels between 3,300 boe/d and 3,500 boe/d by the end of the first quarter of 2005.  These production levels are primarily derived from the completion of the West Tide Lake sweet gas plant and the Tilley oil battery.

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Effective January 1, 2003, the Company has adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. As a result, certain comparative figures have been restated in compliance with the new policy.  In addition, certain figures in the comparative consolidated financial statements have been reclassified to be consistent with presentation in the current period.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

This MD&A has been prepared as of November 12, 2004.

Revenue, Production and Pricing

Gross production revenue increased 25% to $22.52 million in the first nine months of 2004 from $17.98 million recorded in the first nine months of last year.  The rise in oil and ngls prices contributed $1.25 million to this increase while the decrease in gas pricing reduced revenues by $663 thousand.  Changes in production levels also had a mixed effect on revenue.  The increase in natural gas production boosted revenue by $4.40 million while the decrease in crude oil and liquids volumes reduced revenue by $452 thousand.

When comparing the quarterly figures, gross production revenue was $8.02 million for the three months ended September 30, 2004 versus $5.87 million a year ago.  The change in oil and ngls prices increased revenue by $942 thousand, and the increase in gas pricing increased revenue by $228 thousand.  As with the year to date figures, changes in production levels had a mixed effect on revenue.  The decrease in crude oil and ngls production had the effect of reducing revenue by $154 thousand while the increase in natural gas volumes raised revenue by $1.14 million.

Gentry has not entered into any forward contracts to lock-in commodity prices.

	Three months ended			Nine months ended
	Sep 30/04	Sep 30/03	Change	Sep 30/04	Sep 30/03	Change
Oil and Liquids
Revenue ($000’s)	3,477.3	2,689.5	29%	9,696.3	8,896.0	9%
Volumes (bbls/d)	808	857	(6)%	829	876	(5)%
Pricing ($/bbl)	46.76	34.10	37%	42.70	37.18	15%
Natural Gas
Revenue ($000’s)	4,542.6	3,177.3	43%	12,827.7	9,088.3	41%
Volumes (mcf/d)	7,753	5,713	36%	7,114	4,812	48%
Pricing ($/mcf)	6.37	6.05	5%	6.58	6.92	(5)%
Oil Equivalent
Revenue ($000’s)	8,019.9	5,866.8	37%	22,524.0	17,984.3	25%
Volumes (boe/d)	2,100	1,810	16%	2,015	1,678	20%
Pricing ($/boe)	41.50	35.24	18%	40.81	39.25	4%

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), for the nine months ended September 30, 2004 increased to $4.35 million from $3.65 million in the comparative period.  Expressed as a percentage of production, oil and liquids royalties were 19.7% in 2004 versus 22.5% a year ago.  Gas royalties were 19.0% versus 18.2% in the comparative period.  On a boe basis, the percentages were 19.3% in 2004 and 20.3% in 2003.

For the three months ended September 30, 2004, Gentry’s royalties, net of ARTC, were $1.57 million compared to $1.00 million for the three months ended September 30, 2003.  Oil and liquids royalties were 21.8% of their production versus 18.2% a year ago while gas royalties were 17.8% compared to 16.1% in the third quarter of 2003.  On a boe basis, royalties for the quarter ended September 30, 2004 were 19.5% versus 17.1% in the comparative period.  Reduced Net Profit Interests royalties and an adjustment to prior year third quarter gas royalties resulted in the lower rates for that quarter.

Production Expenses

The Company’s gross production expense increased 21% to $4.59 million from $3.80 million a year ago with Princess, Sedalia, and Whitecourt accounting for most of this increase.  On a unit basis, costs were relatively stable at $8.32/boe compared to $8.28/boe a year earlier.

On a quarterly basis, production expenses were $1.40 million for the three months ended September 30, 2004 compared to $1.32 million a year earlier.  These figures equate to $7.27/boe and $7.91/boe respectively.  The reduction of expenses on a boe basis in the recent quarter is largely attributable to reduced costs at Princess and this trend is expected to continue as more volumes come on stream.

General and Administrative Expenses

Gentry’s general and administrative expenses increased to $2.12 million in the first nine months of 2004 from $1.63 million in the first nine months of 2003.  Over half of this increase came from higher consulting expenses and greater staffing costs as a result of new regulatory and operating demands on the Company.  On a barrel of oil equivalent basis, general and administrative expenses were $3.84/boe versus $3.55/boe in the comparative period.

For the three months ended September 30, 2004, general and administrative expenses were $675 thousand compared to $572 thousand in the third quarter of 2003.  On a unit measurement, costs were $3.49/boe and $3.43/boe respectively.  As Gentry grows its production, we fully expect to reduce the boe figures.

Interest Expense

Gentry’s interest expense was $460 thousand in the first nine months of 2004 versus $367 thousand in the first nine months of 2003.

Quarterly figures for interest expense were $259 thousand for the most recent quarter and $122 thousand for the quarter ended September 30, 2003.  Included in the 2004 figures is interest on the $16.25 million Princess acquisition from the effective date of June 01, 2004 to the closing date of September 16, 2004.

Depletion and Depreciation

Depletion and depreciation charges for the first nine months of this year totaled $6.11 million representing an increase of 46% from the $4.19 million a year ago.  Increases are expected to continue as the Company grows its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $11.07/boe compared to $9.14/boe the previous year as anticipated production increases have not yet caught up with the spending in capital.  The depletion rate declined slightly to 9.62% from 9.96% in the comparative period.

For the three month period ended September 30, 2004 the charge for depletion and depreciation was $2.26 million compared to $1.91 million a year ago.  This computes to $11.72/boe and $11.45/boe respectively.  We expect the boe rate to drop as Gentry adds reserves and production from its current drilling program.

Income Taxes

Gentry’s current income tax expense for the first nine months of 2004 increased marginally to $710 thousand from $698 thousand in the comparative period of 2003.  Future taxes also increased, rising to $1.12 million from $944 thousand in the comparative period.  The increase in taxes is a result of the greater profitability of the Company.

For the quarter ended September 30, 2004 current and future taxes were $265 thousand and $398 thousand respectively.  This compares with $155 thousand and $176 thousand for the quarter ended September 30, 2003.

Cash Flow and Earnings

January through September 2004 cash flow from operations rose 31% to $10.36 million from $7.92 million in comparative period.  This amounts to $0.34 per share ($0.32 diluted) in 2004 versus $0.33 per share ($0.32 diluted) during the first nine months of 2003.  Greater net production revenues enabled the Company to achieve this increase.

July through September 2004 cash flow was $3.87 million versus $2.74 million a year ago.  The per share numbers were $0.11 ($0.11 diluted) in 2004 and $0.11 ($0.11 diluted) in 2003.

Net income increased to 2.90 million in the first nine months of 2004 from $2.74 million in the first nine months of 2003.  The increase in cash flow was largely offset by the increased depletion charges resulting in an overall 6% increase.  The net income per share numbers were $0.09 ($0.09 diluted) in 2004 versus $0.11 ($0.11 diluted) in 2003.

For the third quarter of 2004, net income was $1.11 million or $0.03 per share ($0.03 diluted).  This is 81% higher than the third quarter of 2003, when net income was $617 thousand or $0.03 per share ($0.02 diluted).

Netbacks

	Three months ended		Nine months ended
($/boe)	Sep 30/04	Sep 30/03	Sep 30/04	Sep 30/03
Selling Price	$41.50	$35.24	$40.81	$39.25
Royalties (net of ARTC)	(8.10)	(6.01)	(7.88)	(7.96)
Operating Costs	(7.27)	(7.91)	(8.32)	(8.28)
Operating Netbacks	26.13	21.32	24.61	23.01
Cash Administration Costs	(3.39)	(3.34)	(3.73)	(3.45)
Interest	(1.34)	(0.73)	(0.83)	(0.80)
Current Taxes	(1.37)	(0.93)	(1.29)	(1.52)
Other Income	--	0.15	--	0.05
Cash Flow	$20.03	$16.47	$18.76	$17.29

Capital Expenditures

Net capital expenditures increased 111% to $32.31 million from the $15.28 million incurred in the comparative nine-month period.  The biggest component of the 2004 expenditures was Acquisitions, which included the $16.25 million purchase of interests at Princess that closed in September.

Capital expenditures for the third quarter of 2004 were $23.23 million versus $8.78 million for the third quarter of 2003.  Again, the largest contributor to the increase was the Princess acquisition.

	Three months ended		Nine months ended
($000’s)	Sep 30/04	Sep 30/03	Sep 30/04	Sep 30/03
Drilling and completions	$1,674.3	$3,184.9	$5,374.7	$5,675.8
Facilities and equipping	1,473.4	1,762.1	3,194.9	2,726.9
Land and seismic	3,148.5	1,109.3	6,203.2	3,754.4
Acquisitions, net	16,650.0	2,503.6	16,530.0	2,503.6
Capitalized expenses	183.4	185.3	716.0	528.4
Other	101.9	38.6	287.6	94.9
	$23,231.5	$8,783.8	$32,306.4	$15,284.0

Liquidity and Capital Resources

On May 18, 2004, Gentry issued 5,000,000 common shares at $2.00 per share and 1,000,000 flow-through shares at $2.50 per share, all for gross proceeds of $12.5 million.  Proceeds are being utilized to fund the continued exploration and development of the Company’s oil and natural gas properties.

In additions to the above, since December 31, 2003 Gentry has issued 730,000 common shares pursuant to the exercise of stock options and warrants ($0.80 per share), 55,242 shares pursuant to the Employee Share Ownership Plan ($2.14 per share) and repurchased 132,600 shares ($2.03 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first nine months of the year with 34,005,150 common shares issued and outstanding.

The net proceeds from Gentry’s share issuances, combined with its cash flow and capital expenditures, had the effect of increasing the Company’s net debt to $23.58 million at September 30, 2004 from $13.44 million at the start of the year.

In the third quarter of 2004, Gentry changed its loan facility to the National Bank of Canada and concurrently increased its credit limit to $25 million.  Gentry is now in the process of increasing the facility to $35 million as a result of the Princess acquisition and recent drilling successes.

Selected Quarterly Information

The following table summarizes selected quarterly information from the past eight quarters:

	2004			2003				2002
($000s, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue	$8,020	$7,438	$7,066	$6,696	$5,867	$5,355	$6,763	$5,943
Cash flow	3,871	3,330	3,155	2,514	2,742	1,903	3,244	2,709
per share - basic	0.11	0.11	0.12	0.10	0.11	0.08	0.14	0.12
per share - diluted	0.11	0.10	0.11	0.09	0.11	0.08	0.13	0.12
Net income	1,115	1,128	658	329	617	506	1,597	895
per share - basic	0.03	0.04	0.02	0.01	0.03	0.02	0.07	0.04
per share - diluted	0.03	0.04	0.02	0.01	0.02	0.02	0.07	0.04

Generally speaking, the above table shows quarter over quarter growth.  The exception is in the second quarter of 2003, when revenue, cash flow and net income were lower than both the preceding and following quarters.  Lower netbacks and reduced production volumes due to wet weather conditions postponing drilling and tie-in programs were the main contributing factors.

Selected Annual Information

The following table summarizes selected annual information from the past three years:

	2003	2002	2001
($000s, except per share amounts)
Total revenue	$24,680	$19,356	$16,220
Cash flow	10,386	7,417	6,270
per share - basic	0.42	0.34	0.30
per share - diluted	0.40	0.32	0.29
Net income	3,041	2,436	1,853
per share - basic	0.12	0.11	0.09
per share - diluted	0.12	0.10	0.08
Total assets	53,473	36,423	28,168
Asset retirement obligations	1,564	1,300	1,193
Future income taxes	6,141	5,517	3,565

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Gentry Resources Ltd. for the three and nine months ended September 30, 2004, have been prepared by management and approved by the Board of Directors of the Corporation.  These statements have not been reviewed by Gentry Resources Ltd.’s external auditors.

November 15, 2004.

On behalf of Gentry Resources Ltd.

(Signed) “Hugh G. Ross”

(Signed) “Ketan Panchmatia”

Hugh G. Ross

Ketan Panchmatia

President and Chief Executive Officer

Chief Financial Officer and Vice President, Finance

  GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2004 and DECEMBER 31, 2003

ASSETS
	September 30,	December 31,
	2004	2003
	(unaudited)	(audited)
CURRENT
Cash and cash equivalents	$303,692	$194,119
Accounts receivable	10,403,348	7,461,796
Prepaid expenses	237,028	210,387

	10,944,068	7,866,302

INVESTMENTS	1,707,458	1,544,058

PROPERTY AND EQUIPMENT	70,480,262	44,062,285

	$83,131,788	$53,472,645

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
Accounts payable and accrued liabilities	$12,604,247	$8,866,288
Income taxes payable	716,455	479,240
Bank debt	21,200,000	11,964,010

	34,520,702	21,309,538

ASSET RETIREMENT OBLIGATIONS	1,725,446	1,563,555

FUTURE INCOME TAXES	6,970,202	6,140,992

	43,216,350	29,014,085

SHARE CAPITAL	30,935,848	18,373,169
CONTRIBUTED SURPLUS	79,088	22,067
RETAINED EARNINGS	8,900,502	6,063,324

	39,915,438	24,458,560

	$83,131,788	$53,472,645

See accompanying notes.

Director: (signed) "George Hawes"

Director: (signed) "A. Bruce Macdonald"

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDING SEPTEMBER 30

(unaudited)

	Three months ending Sep 30,		Nine months ending Sep 30,
	2004	2003	2004	2003
		(Restated - Note 2)		(Restated - Note 2)

REVENUE
Production	$8,019,911	$5,866,806	$22,523,951	$17,984,259
Less: royalties, net of Alberta Royalty Tax Credit	(1,565,779)	(1,000,755)	(4,347,838)	(3,648,709)
Interest and other	-	24,791	-	24,791

	6,454,132	4,890,842	18,176,113	14,360,341
EXPENSES
Depletion & depreciation	2,264,497	1,905,993	6,111,975	4,186,040
Production	1,404,564	1,317,563	4,589,747	3,795,759
General & administrative	674,950	571,735	2,119,624	1,628,090
Interest	259,484	121,569	460,285	367,073
Stock-based compensation	72,637	-	167,851	-

	4,676,132	3,916,860	13,449,482	9,976,962

INCOME FROM OPERATIONS	1,778,000	973,982	4,726,631	4,383,379
OTHER INCOME (LOSS)
Share of income (loss) in investment in affiliate	-	(25,764)	-	(3,985)

INCOME BEFORE INCOME TAXES	1,778,000	948,218	4,726,631	4,379,394

INCOME TAXES
Current	265,485	154,888	709,846	697,635
Future	397,774	176,490	1,116,411	943,791

	663,259	331,378	1,826,257	1,641,426

NET INCOME	$1,114,741	$616,840	$2,900,374	$2,737,968

NET INCOME PER SHARE

Basic	$0.03	$0.03	$0.09	$0.11

Diluted	$0.03	$0.02	$0.09	$0.11

See accompanying notes.

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE PERIODS ENDING SEPTEMBER 30

(unaudited)

	Three months ending Sep 30,		Nine months ending Sep 30,
	2004	2003	2004	2003
		(Restated - Note 2)		(Restated - Note 2)

Retained earnings, beginning of period as previously stated	$7,785,761	$4,723,353	$6,063,324	$2,867,417
Restatement on change in accounting policy (Note 2)	-	500,573	-	482,639

Retained earnings, beginning of period restated	7,785,761	5,223,926	6,063,324	3,350,056

Net income	1,114,741	616,840	2,900,374	2,737,968

Less: excess of cost of shares acquired over stated value	-	(29,280)	(63,196)	(276,538)

Retained earnings, end of period	$8,900,502	$5,811,486	$8,900,502	$5,811,486

See accompanying notes.

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDING SEPTEMBER 30

(unaudited)

	Three months ending Sep 30,		Nine months ending Sep 30,
	2004	2003	2004	2003
		(Restated - Note 2)		(Restated - Note 2)

OPERATING ACTIVITIES
Net income	$1,114,741	$616,840	$2,900,374	$2,737,968
Add (deduct) items not requiring cash
Depletion & depreciation	2,264,497	1,905,993	6,111,975	4,186,040
Stock based compensation	72,637	-	167,851	-
Share of loss (income) in investment in affiliate	-	25,764	-	3,985
Future income taxes	397,774	176,490	1,116,411	943,791
Employee share ownership plan	20,873	16,564	59,124	44,792

	3,870,522	2,741,651	10,355,735	7,916,576
Changes in non-cash working capital items	(77,418)	(444,650)	897,481	(302,981)
Asset retirement costs	(30,850)	(45,518)	(61,651)	(77,325)

	3,762,254	2,251,483	11,191,565	7,536,270
INVESTING ACTIVITIES
Acquisition of capital assets, net	(23,231,544)	(8,783,821)	(32,306,410)	(15,283,999)
Acquisition of investments	-	-	(163,400)	-
Changes in non-cash working capital items	1,943,938	4,749,308	108,688	3,901,096

	(21,287,606)	(4,034,513)	(32,361,122)	(11,382,903)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	17,492,530	1,891,454	9,235,990	4,069,497
Redemption of share capital	-	(42,850)	(268,723)	(445,555)
Proceeds on issuance of share capital, net	255,634	21,697	12,311,050	323,141
Changes in non-cash working capital items	(291)	(1,306)	813	42,969

	17,747,873	1,868,995	21,279,130	3,990,052

INCREASE (DECREASE) IN CASH	222,521	85,965	109,573	143,419

CASH, BEGINNING OF PERIOD	81,171	233,369	194,119	175,915

CASH, END OF PERIOD	$303,692	$319,334	$303,692	$319,334

See accompanying notes.

NOTES TO THE SEPTEMBER 30, 2004 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2003.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2003.

2.

CHANGE IN ACCOUNTING POLICY

(a) Asset Retirement Obligations

Effective January 1, 2003, the Company adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants’ (“CICA”) new standard on Asset Retirement Obligations.  This new section requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition.

The effects of the change in policy for asset retirement obligations as at and for the nine months ended September 30, 2003 are as follows:

September 30,
2003

Increase in net Property and Equipment	$775,837
Decrease in liability for site restoration / asset retirement	(632)
Increase in Future Income Taxes liability	266,930
Increase in opening Retained Earnings	482,639
Decrease in Depletion and depreciation expense	(46,799)
Increase in Future Income Taxes expense	19,899

(b) Full Cost Accounting

Effective January 1, 2004, the Company has adopted the new CICA Accounting Guideline AcG - 16 ”Oil and Gas Accounting - Full Cost”.  The new guideline modifies how the ceiling test is performed and requires cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices.  When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value.  Fair value is estimated using accepted present value techniques which incorporate risks and other uncertainties when determining expected cash flows.  There is no impact on the Company’s reported financial results as a result of applying AcG -16.

The prices used in the ceiling test evaluation of the Company’s oil, natural gas and natural gas liquids reserves at January 1, 2004 were:

	Oil and Natural Gas Liquids (WTI $US/bbl)	Natural Gas ($Cdn/mmbtu)

2004	$28.58	$5.52
2005	$26.30	$5.13
2006	$25.20	$4.88
2007	$25.18	$4.84
2008	$25.49	$4.88
Percentage increase thereafter	1.7%	1.7%

3.

BANK DEBT

The Company has an uncommitted revolving demand loan facility to a maximum of $25,000,000.  The facility is available to the Company by way of prime rate loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The facility is subject to a semi-annual borrowing base review.

4.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Voting Common Shares	Number of
	Shares	Stated Value

Balance - December 31, 2003	27,352,508	$18,373,169
Exercise of stock options	580,000	320,650
Exercise of warrants	150,000	262,500
Issued for cash	6,000,000	11,955,980
Employee share ownership plan	55,242	118,248
Normal course issuer bid purchases	(132,600)	(94,699)

Balance - September 30, 2004	34,005,150	$30,935,848

Stock Options	Number of Options	Weighted Avg. Exercise Price

Balance - December 31, 2003	2,460,000	$0.90
Granted	1,055,000	$2.30
Exercised	(580,000)	$0.55
Cancelled	-	$-

Balance - September 30, 2004	2,935,000	$1.47

Exercisable - September 30, 2004	1,398,334	$0.88

Warrants
Balance - December 31, 2003	150,000	$1.75
Granted	-	$-
Exercised	(150,000)	$1.75

Balance - September 30, 2004	-	$-

Exercisable - September 30, 2004	-	$-

5.

STOCK-BASED COMPENSATION EXPENSE

Had compensation costs for the Company’s stock option plan been determined using the fair value method for options granted in the period from January 1, 2002 to December 31, 2002, the Company’s pro-forma net income and retained earnings for the three months ended September 30, 2004 would be reduced by $5,105 (2003 – $10,211) and for the nine months ended September 30, 2004 would be reduced by $15,317 (2003 - $20,423).  There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant in 2004 using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 3.67%

Expected life of options of 4.0 years

Expected volatility of 30.91%

Expected dividend rate of 0%

6.

COMPARATIVE FINANCIAL STATEMENTS

Certain figures in the comparative financial statements have been reclassified to be consistent with the presentation in the current period.

Corporate Information

directors	solicitors

HUGH G. ROSS	Blake Cassels & Graydon LLP
President & Chief Executive Officer	Calgary, Alberta
Gentry Resources Ltd.	Toronto, Ontario
Calgary, Alberta
auditors
MICHAEL HALVORSON
President	Collins Barrow Calgary LLP
Halcorp Capital Ltd.	Chartered Accountants
Edmonton, Alberta	Calgary, Alberta

A. BRUCE MACDONALD	bankers
President
Stoneyfell Investments Ltd.	National Bank of Canada
Calgary, Alberta	Oil & Gas Group
Calgary, Alberta
GEORGE T. HAWES
President	registrar & transfer agent
G. T. Hawes & Co., Inc.
Plandome, New York	Computershare Trust Company
Calgary, Alberta
WALTER O’DONOGHUE	Toronto, Ontario
Counsel
Bennett Jones LLP	stock exchange
Calgary, Alberta
TSX
officers & management	Trading Symbol: GNY

HUGH G. ROSS	head office
President and Chief Executive Officer
Suite 2500
KETAN PANCHMATIA	101 – 6th Avenue SW
Chief Financial Officer and Vice-President, Finance	Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
R. GORDON MCKAY	Fax: (403) 266-3069
Vice-President, Exploration and Chief Operating Officer	Website: www.gentryresources.com
Email: gentry@gentryresources.com

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Hugh G. Ross, President and Chief Executive Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gentry Resources Ltd. (the “Issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the Issuer as of the date and for the periods presented in the interim filings.

Date:  November 12, 2004

Hugh G. Ross

President & Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Ketan Panchmatia, Vice-President, Finance and Chief Financial Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gentry Resources Ltd. (the “Issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the Issuer as of the date and for the periods presented in the interim filings.

Date:  November 12, 2004

Ketan Panchmatia

Vice-President, Finance &

Chief Financial Officer